EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended March 31, 2015 included in this Quarterly Report on Form 10-Q.
FNFV Group common stock is intended to reflect the separate performance of our FNFV Group. We own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), J. Alexander’s, LLC ("J. Alexander's"), Ceridian HCM, Inc. ("Ceridian") and Digital Insurance, Inc. ("Digital Insurance").
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Max & Erma's, Village Inn, Bakers Square, and Legendary Baking concepts. This segment also includes J. Alexander's, in which we have an 87% ownership interest, which includes their self-named J. Alexander's concept as well as the Redlands Grill and the Stoney River Steakhouse and Grill concepts.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, Digital Insurance and other smaller operations which are not title related.

In 2014, Fidelity National Financial ("FNF") provided $200 million in financial support to FNFV comprised of $100 million in cash and $100 million in a line of credit, upon formation of the tracking stock.  The $100 million in cash and the $100 million line of credit will be used for investment purposes, repurchasing FNFV stock or other general corporate purposes. From time to time, we may also provide additional loans to FNFV to cover corporate expenses and working capital. All additional investments in existing FNFV owned companies and any new FNFV company investments will be funded and managed by FNFV.
We have adopted certain expense allocation policies, each of which will be reflected in the attributed financial information of the FNF Group and the FNFV Group. In general, corporate overhead will be allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We will allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of our creditors or creditors of our subsidiaries.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions)

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments:
Investments in unconsolidated affiliates	$731	$755
Other long-term investments	45	51
Short-term investments	24	164
Total investments	800	970
Cash and cash equivalents	126	39
Trade and notes receivables, net of allowance	34	40
Income taxes receivable	—	1
Due from affiliates	3	1
Goodwill	194	206
Prepaid expenses and other assets	75	74
Capitalized software, net	13	13
Other intangible assets, net	197	199
Property and equipment, net	316	380
Total assets	$1,758	$1,923

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$204	$227
Income taxes payable	9	—
Deferred revenue	17	27
Notes payable	203	124
Deferred tax liability	23	30
Total liabilities	456	408
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of March 31, 2015 and December 31, 2014; issued 80,071,787 and 92,828,470 as of March 31, 2015 and December 31, 2014, respectively	—	—
Additional paid-in capital	1,156	1,341
Retained earnings	90	90
Accumulated other comprehensive loss	(63)	(51)
Less: treasury stock, 541,425 and 118,075 shares as of March 31, 2015 and December 31, 2014, respectively	(7)	(2)
Total Fidelity National Financial Ventures shareholders’ equity	1,176	1,378
Noncontrolling interests	126	137
Total equity	1,302	1,515
Total liabilities and equity	$1,758	$1,923

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions)

	Three months ending March 31,

	2015	2014
	(Unaudited)
Revenues:
Operating revenue	$477	$382
Interest and investment income	1	1
Total revenues	478	383
Expenses:
Personnel costs	38	36
Other operating expenses	94	19
Cost of restaurant revenue	306	300
Depreciation and amortization	17	16
Interest expense	2	1
Total expenses	457	372
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	21	11
Income tax expense (benefit)	3	(3)
Earnings from continuing operations before equity in losses of unconsolidated affiliates	18	14
Equity in losses of unconsolidated affiliates	(3)	(31)
Net earnings (loss) from continuing operations	15	(17)
Earnings from discontinued operations, net of tax	—	7
Net earnings (loss)	15	(10)
Less: Net earnings attributable to non-controlling interests	15	6
Net earnings attributable to FNFV Group common shareholders	$—	$(16)

Earnings Per Share
Basic
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$(0.07)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$0.01
Net loss per share attributable to Old FNF common shareholders	$—	$(0.06)

Net earnings per share from continuing operations attributable to FNFV Group common shareholders	$—	$—

Diluted
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$(0.07)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$0.01
Net loss per share attributable to Old FNF common shareholders	$—	$(0.06)

Net earnings per share attributable to FNFV Group common shareholders	$—	$—

Weighted average shares outstanding Old FNF common stock, basic basis (1)	—	274
Weighted average shares outstanding Old FNF common stock, diluted basis (1)	—	282
		—
Weighted average shares outstanding FNFV Group common stock, basic basis	90	—
Weighted average shares outstanding FNFV Group common stock, diluted basis	92	—

(1)
The recapitalization of our stock took place on July 1, 2014. Accordingly, the outstanding shares of Old FNF common stock outstanding as of March 31, 2014 are presented and are used to calculate earnings per share for the three months then ended.

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	For the three months ended March 31,

	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$15	$(10)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	17	30
Equity in losses of unconsolidated affiliates	3	32
Gain on sale of Cascade Timberlands	(12)	—
Stock-based compensation cost	3	1
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in trade receivables	8	(14)
Net decrease (increase) in prepaid expenses and other assets	1	(30)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(34)	(62)
Net change in amount due to affiliates	8	17
Net change in income taxes	(2)	(10)
Net cash provided by (used in) operating activities	7	(46)
Cash flows from investing activities:
Proceeds from the sale of cost method and other investments	6	—
Additions to property and equipment and capitalized software	(10)	(9)
Net proceeds from short-term investment securities	140	—
Net purchases of other long-term investments	—	(17)
Distributions from investments in unconsolidated affiliates	—	7
Acquisition of USA Industries, Inc., net of cash acquired	—	(40)
Proceeds from sale of Cascade Timberlands	56	—
Net cash provided by (used in) investing activities	192	(59)
Cash flows from financing activities:
Borrowings	81	4
Debt service payments	(2)	(2)
Subsidiary dividends paid to non-controlling interest shareholders	—	(2)
Purchases of treasury stock	(191)	—
Contributions from Parent	—	57
Net cash (used in) provided by financing activities	(112)	57
Net increase (decrease) in cash and cash equivalents	87	(48)
Cash and cash equivalents at beginning of period	39	155
Cash and cash equivalents at end of period	$126	$107

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended March 31, 2015
(unaudited)

Note A.    Basis of Presentation
Description of FNFV
On June 30, 2014, we completed the recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock.  Each share of the previously outstanding FNF Class A common stock ("Old FNF common stock") was converted into one share of FNF Group common stock, which now trades on the New York Stock Exchange under the current trading symbol "FNF," and 0.3333 of a share of FNFV Group common stock, which now trades on the New York Stock Exchange under the trading symbol "FNFV."  Both FNF and FNFV began regular trading on July 1, 2014.
In our FNFV group, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), J. Alexander’s, LLC ("J. Alexander's"), Ceridian HCM, Inc. and Fleetcor Technologies Inc. (collectively "Ceridian") and Digital Insurance, Inc. ("Digital Insurance").
Recent Developments
On March 20, 2015 we completed our tender offer to purchase shares of FNFV stock. As a result of the offer, we accepted for purchase 12,333,333 million shares of FNFV Group Common Stock for a purchase price of $15.00 per common share, for a total aggregate cost of $185 million, excluding fees and expenses related to the tender offer.
Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV:

	March 31, 2015	December 31, 2014

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$168	$159
J. Alexander's, LLC	95	100
Digital Insurance, LLC	71	149
Minority Owned Subsidiaries or other ventures:
Ceridian/Fleetcor (32% minority equity interest)	627	632
Cascade Timberlands	—	63
Holding Company Cash	110	164
Other ventures	105	111
Total FNFV Book Value	$1,176	$1,378

Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.